UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ________________
Commission file number 0-13107
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
AUTONATION 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AUTONATION, INC.
110 S. E. 6th St.
Fort Lauderdale, Florida 33301

AUTONATION
401(k) PLAN
FINANCIAL STATEMENTS
December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of
   AutoNation 401(k) Plan
Fort Lauderdale, Florida
We have audited the accompanying statements of net assets available for benefits of AutoNation 401(k) Plan (“the Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.
/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC
South Bend, Indiana
June 26, 2008

AUTONATION
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS
Cash	$269,533	$671,084

Investments, at fair value (Note 3)	380,441,097	400,367,417

Receivables
Employer contributions	374,932	164,639
Participant contributions	2,265,344	1,033,956

Total receivables	2,640,276	1,198,595

NET ASSETS AVAILABLE FOR BENEFITS	$383,350,906	$402,237,096

See accompanying notes to financial statements.

AUTONATION
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007

Additions to net assets attributed to:
Investment income (loss)
Dividends	$26,282,919
Interest	3,997
Net depreciation in fair value of investments (Note 3)	(26,530,405)

(243,489)

Contributions
Participant	33,242,348
Participant rollovers	1,833,781
Employer	5,084,826

40,160,955

Other income	104,067

Total additions	40,021,533

Deductions from net assets attributed to:
Benefits paid to participants	(58,800,822)
Administrative expenses	(243,586)

Total deductions	(59,044,408)

Net decrease prior to Plan transfer	(19,022,875)

Plan transfer	136,685

Net decrease	(18,886,190)

Net assets available for benefits
Beginning of year	402,237,096

End of year	$383,350,906

See accompanying notes to financial statements.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 — DESCRIPTION OF PLAN
General: The following description of the AutoNation 401(k) Plan, as amended through December 31, 2007 (“the Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan was established effective January 1, 1994 to provide benefits to all eligible employees of AutoNation, Inc. (“the Company”, formerly Republic Industries, Inc.) The Plan is a defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee, which consists of members of the Company’s senior management, is designated as the Plan Administrator.
Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of the Plan’s termination, all amounts credited to participants’ accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.
Eligibility: Under the terms of the Plan, most employees who are at least 18 years of age are eligible to participate in the Plan immediately upon the date of hire with the Company. However, effective October 1, 2001, any employees employed by the Company after that date due to a business acquisition will not be eligible to participate in the Plan until the first day of the month coincident with or next following three months of service.
The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.
Participant Accounts: Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the income attributable to the participant’s account.
Contributions and Funding Policy: Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a minimum of 1% and a maximum of 25% of eligible compensation, as defined by the Plan. In 2007, the Plan allowed a participant to direct up to 10% of their contribution to be invested in shares of the Company’s common stock. Amounts contributed by participants are fully vested when made. Each eligible participant could contribute up to $15,500 in 2007, subject to other applicable IRC limitations. The Plan also allowed participants that had attained age 50 to make additional contributions to the Plan of up to $5,000 for the year ended December 31, 2007. Effective January 1, 2006, the 401(k) contributions of Highly Compensated Employees are limited to 4% of eligible compensation. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(Continued)

The Company makes an employer matching contribution of $.50 for each $1 of employee contributions up to 2% of the employee’s eligible compensation, except for those employees eligible for a matching contribution under a non-qualified deferred compensation plan. This contribution is made for each payroll period by the Company to all participants who are credited with at least one year of service. A participant becomes fully vested in the employer match immediately upon contribution. The employer match is invested in shares of the Company’s common stock. Participants are not able to re-direct these contributions until they have completed three years of service with the Company and, as such, these investments are nonparticipant-directed. The employer matching contribution for 2007 was $5,084,826.
The Company may also make a discretionary contribution to the Plan. The Company did not make a discretionary contribution to the Plan for the 2007 Plan year.
In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions.
Loan to Participants: The Plan does not permit participant loans. However, the Plan accepts and services loans transferred from the plans of acquired companies.
Investments: The Company entered into an agreement whereby Merrill Lynch Trust Company (“the Trustee”) has been appointed the trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Employee Benefits Committee.
Payment of Benefits: On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, or annual installments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s surviving spouse or other designated beneficiary.
Upon meeting certain criteria specified in the Plan document, a participant may elect to receive an in-service withdrawal of his/her account, or portion of his/her account. A participant may receive a hardship distribution, may withdraw all or a portion of an after-tax account and rollover account at any time, may withdraw all or a portion of a prior plan account or grandfathered prior plan account after attaining five years of employment with the Company, and may take an in-service withdrawal of all or a portion of his/her account held in the Plan upon attaining age 59 1/2.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The accompanying financial statements are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. The fair value of the Plan’s interests in the common collective trust funds is based upon the net asset values of such funds reflecting all investments at fair value, including indirect interests in fully benefit-responsive contracts, as reported by the Plan trustee. The fair values of the investment contracts have been estimated with a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks, as of the respective financial statement dates. Quoted market prices are used to value mutual fund and common stock investments. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date.
In accordance with Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and Statement of Position 94-1-1, Reporting of Fully Benefit Responsive Investment Contracts held by the Certain Investment Companies Subject to the American Institute of Certified Public Accountants Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), fully benefit responsive investment contracts are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of December 31, 2007 and 2006 approximates contract value, and any difference between fair value and contract value is immaterial. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(Continued)

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. At December 31, 2007 and 2006, approximately 11% and 16% of the Plan’s assets were invested in AutoNation, Inc. common stock, respectively.
Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adopting FAS 157 on the Plan’s net assets available for benefits and changes in net assets available for benefits is currently being evaluated.
In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (FAS 159). The standard provides reporting entities with an option to report selected financial assets and financial liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. The impact of adopting FAS 159, if elected, on the Plan’s net assets available for benefits and changes in net assets available for benefits is currently being evaluated.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(Continued)

NOTE 3 — INVESTMENTS
The following presents investments stated at fair value that represent 5 percent or more of the Plan’s net assets.

	2007		2006
Merrill Lynch Equity Index Trust XII, 3,224,496 and 3,516,487 shares, respectively	$56,654,391		$58,654,999

Merrill Lynch Retirement Preservation Trust, 61,260,532 and 58,222,305 shares, respectively	61,260,532		58,222,305

PIMCO Total Return Fund, 4,963,909 and 4,931,148 shares, respectively	53,064,188		51,185,321

AutoNation, Inc. Common Stock, 2,768,330 and 2,998,410 shares, respectively*	43,352,055	*	63,926,110	*

Oakmark International Fund, 2,083,889 and 1,799,102 shares, respectively	43,657,469		45,787,141

American Century Small Cap Value Fund Inst Class, 6,192,166 and 5,549,439 shares, respectively	46,998,539		54,162,523

Oakmark Fund Class I, 625,698 and 571,077 shares, respectively	25,259,438		26,223,840

Munder Mid-Cap Core Growth Cl A, 0 and 1,010,853 shares, respectively**	—		25,412,839

Munder Mid-Cap Core Growth Cl Y, 1,029,844 and 0 shares, respectively**	31,266,069		—

*	The Plan allows participants to direct the investment of a portion of their salary deferral contributions into shares of the Company’s common stock. The Plan also provides that employer-matching contributions will be invested only in shares of the Company’s common stock and will not be subject to participants’ investment direction until the participant has completed three years of service with the Company. The portion of the Plan’s investment in shares of the Company’s common stock that is not subject to participant investment direction is detailed in Note 4.

**	At the direction of the Employee Benefits Committee, the Munder Mid-Cap Core Growth Fund Class A was replaced with Class Y shares May 30, 2007.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(Continued)

     During 2007, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(13,441,845)
Common collective trusts	3,094,583
AutoNation, Inc. common stock	(16,183,143)

$(26,530,405)

NOTE 4 — NONPARTICIPANT-DIRECTED ASSETS
Information about the significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2007	2006
Net assets
AutoNation, Inc. common stock	$39,297,874	$57,959,758
Employer contribution receivable	374,932	164,639

	$39,672,806	$58,124,397

2007
Changes in net assets
Employer contributions	$5,084,826
Net depreciation	(14,485,209)
Benefits paid to participants	(6,869,518)
Transfers to participant-directed investments	(2,181,690)

$(18,451,591)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(Continued)

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain plan investments are common collective trusts managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Other plan investments are in common stock of the Company. These investments and related investment income represent party-in-interest transactions to the Plan.
The value of the Company common stock was $43,352,055 as of December 31, 2007 and $63,926,110 as of December 31, 2006.
The Plan accepts and services loans as described in Note 1. These loans and related interest represent party-in-interest transactions of the Plan.
Administrative fees of $243,586 were paid by the Plan to the Trustee for the plan year ended December 31, 2007, which qualify as party-in-interest transactions. The Company pays certain fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees.
NOTE 6 — INCOME TAX STATUS
The Internal Revenue Service has determined, and informed the Company by a letter dated August 11, 2003, that the Plan is designed and qualified in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and remains qualified.
NOTE 7 — PLAN AMENDMENT
Effective January 1, 2007, any participant eligible to receive matching contributions in a non-qualified deferred compensation plan sponsored by the Company will no longer be eligible under the terms of the Plan to receive Company matching contributions.

SUPPLEMENTARY SCHEDULE

AUTONATION
401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number: 73-1105145
Three Digit Plan Number: 001

		(c)
		Description of
		Investment
	(b)	Including
	Identity of	Maturity Date,
	Issuer, Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par or	(d)	Current
(a)	Similar Party	Maturity Value	Cost	Value
*	Merrill Lynch Equity Index Trust Fund XII	Common/collective fund (3,224,496 shares)	**	$56,654,391

*	Merrill Lynch Retirement Preservation Trust Fund	Common/collective fund (61,260,532 shares)	**	61,260,532

*	AutoNation, Inc.	Common stock (2,768,330 shares)	39,504,310	43,352,055

	The Oakmark International Fund	Registered investment company (2,083,889 shares)	**	43,657,469

	PIMCO Total Return Fund	Registered investment company (4,963,909 shares)	**	53,064,188

	American Century Small Cap Value Inst Fund	Registered investment company (6,192,166 shares)	**	46,998,539

	The Oakmark Fund	Registered investment company (625,698 shares)	**	25,259,438

	Munder Mid-Cap Core Growth Fund	Registered investment company (1,029,844 shares)	**	31,266,069

	Chesapeake Core Growth Fund	Registered investment company (939,225 shares)	**	18,887,808

*	Loans to participants	Interest rates from 8.50 to 10%		40,608

	Total			$380,441,097

*	Represents a party in interest to the Plan

**	Cost information not required for participant directed investments.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AutoNation 401(k) Plan (Name of Plan)
Date: June 27, 2008	By:	/s/ Michael J. Stephan
Title: Vice President, Corporate Controller